Exhibit 99.1

Clearmind Medicine CEO Issues Letter to Shareholders

Vancouver, Canada, April 09, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq:CMND), (FSE: CWY0) (“Clearmind” or the “company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today provided the following letter to shareholders from the Company’s CEO, Dr. Adi Zuloff-Shani:

“In 2023, Clearmind made significant advances on its groundbreaking journey, propelling our flagship compound, CMND-100, through critical stages with a goal of revolutionizing the treatment of alcohol use disorder (AUD) as well as other addictive disorders and mental health conditions. Recently, our efforts reached a key inflection point as the Israeli Ministry of Health approved our Phase I/IIa clinical trial for CMND-100 for AUD. CMND-100, a pioneering MEAI-based (5-methoxy-2-aminoindane) formula, has exhibited encouraging results in pre-clinical studies. Notably, it has shown the ability to disrupt the destructive cycle of binge drinking without inducing hallucinations—a common concern with existing treatments. This distinction is vital as it ensures both safety and efficacy in addressing AUD. It uniquely targets the neural pathways to reduce impulsivity and promote reasoned behavior, positioning it as an innovative solution in the battle against addictions.

2023 was marked by an array of significant milestones aimed at initiating our Phase I/IIa clinical trial of CMND-100 in AUD, including:

●	Completing Type A meeting with the FDA. Forming a Data and Safety Monitoring Board for oversight of our first-in-human clinical trial;

●	Strengthening our clinical trial readiness through key partnerships for manufacturing and contract research organization (CRO) support.

●	Securing IRB Approval for our Phase I/IIa clinical trial in Israel, a critical step towards our clinical endeavors.

●	Announcing Johns Hopkins University and Yale School of Medicine’s Department of Psychiatry as the first U.S. sites for our Phase I/IIa clinical trial.

Other key developments during the year, included:

●	Unveiling promising pre-clinical outcomes in obesity and metabolic disorders, suggesting MEAI may be a potentially better and safer option compared to other weight-loss drugs currently on the market.

●	Forging a collaboration agreement with CTS Ltd., a pharmaceutical leader in Israel.

●	Advancing our IP with patent filings in the U.S., including the treatment of depression and dyskinesia, bringing our patent portfolio, to 27 granted patents and 24 pending patent applications across 15 patent families.

Looking ahead, we believe that we are poised to achieve significant milestones that we hope to substantially enhance shareholder value through 2024. These include the initiation of the Phase I/IIa trial of CMND-100 for AUD, expanding our strategic alliances, advancing our obesity research and trials, as well as progressing our MEAI-based alcohol substitute for the consumer market. We stand on the threshold of a new era in psychedelic-based medical treatment, driven by innovation and a commitment to transforming lives. The journey ahead is filled with potential, and we eagerly anticipate sharing impactful updates with our shareholders."

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

A copy of Clearmind’s annual report on Form 20-F, as amended, for the year ended October 31, 2023 was filed on January 29, 2024 with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Clearmind’s investor relations website at https://www.clearmindmedicine.com/investors. Clearmind will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at invest@clearmindmedicine.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that it is poised to achieve significant milestones that it hopes to substantially enhance shareholder value through 2024, the initiation of the Phase I/IIa trial of CMND-100 for AUD, expanding its strategic alliances, advancing its obesity research and trials, progressing its MEAI-based alcohol substitute for the consumer market, its commitment to transforming lives and its anticipation of sharing impactful updates with our shareholders. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.